FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fa +27 11 562-9801
www.goldfields.co.za

Enquiries

Willie Jacobsz
Tel +508 358-0188
Mobile +857 241-7127

Nikki Catrakilis-Wagner
Mobile +27 (0) 83 309-6720

Marritt Claassens
Mobile +27 (0) 82 307-3297

APPOINTMENT OF MS. CHERYL CAROLUS AND MR. ROBERTO DAÑINO TO THE GOLD FIELDS BOARD

Johannesburg, 11 March 2009: Gold Fields Limited (Gold Fields) (NYSE, JSE, NASDAQ Dubai: GFI) is pleased to announce the appointments of Ms. Cheryl Carolus and Mr. Roberto Dañino to the Board of Directors.

Ms. Carolus, a South African born in Silvertown in Cape Town, became involved in politics while still at school and as an activist after joining the United Democratic Front (UDF) in 1983. She was National Co-coordinator of the UDF from 1985 to 1990. In May 1990, Ms. Carolus was elected to be part of the African National Congress' (ANC) delegation which held talks with the apartheid government, and in July 1991, she was elected to the ANC's National Executive Committee. From 1994 to 1997 she was Deputy Secretary General of the ANC and from 1997 to 1998 acting Secretary General. In 1998, she became South Africa's High Commissioner to London. Between 2001 and 2004, she was the Chief Executive Officer of SA Tourism (SATOUR). She is currently the Chairperson of the South African National Parks (SANPARKS). She is also executive chairperson of Peotona Holdings, an investment company that deals with business development.

Mr. Roberto Dañino is a Peruvian lawyer who has practiced for over 30 years as a Partner of leading law firms in Lima and Washington DC. He has ample experience throughout Latin America, as well as in the USA and the UK. He is a graduate of Harvard Law School and the Pontificia Universidad Catolica del Peru. Mr. Dañino sits on various corporate and non-profit boards, both in Peru and the USA, including Gold Fields La Cima in Peru. Mr. Dañino has also served as Prime Minister of Peru and Ambassador to United States. He has been Senior Vice President and General Counsel of the World Bank, as well as Secretary General of the International Center for Settlement of Investment Disputes (ICSID). He was also the founding General Counsel of the Inter-American Investment Corporation (IIC) in Washington, D.C., the private sector affiliate of the Inter-American Development Bank.

The appointments are effective from 10 March 2009.

Enquiries:
Willie Jacobsz
Mobile: +857 241-7127
Marritt Claassens
Mobile: +27 (0) 82 307-3297
Nikki Catrakilis-Wagner
Mobile: +27 (0) 83 309 6720

ends

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), New Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Directors: A J Wright (Chairman), N J Holland† (Chief Executive Officer), K Ansah, C Carolus, R Dañino*, J G Hopwood, G Marcus, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson, G M Wilson
†British, #Ghanaian, *Peruvian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 11 March 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs